

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Richard A. Galanti
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re: Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended September 1, 2013**
> **Filed October 16, 2013**
> **Response dated February 4, 2014**
> **File No. 0-20355**

Dear Mr. Galanti:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 1, 2013

Results of Operations, page 19

Membership Fees, page 20

1. We note your response to comment 1 of our letter dated January 22, 2014 as it relates to inclusion of the cost of the reward program in net sales. Please quantify the rewards discount included in net sales in future discussion and analysis of net sales.

2012 vs. 2011, page 21

2. We note your response to comment 2 of our letter dated January 22, 2014. In future filings, please elaborate to describe in further detail what you mean by investment in merchandise pricing.

Selling, General and Administrative Expenses, page 22

3. We note your response to comment 3 of our letter dated January 22, 2014 that a substantial portion of your SG&A is attributable to payroll and benefits for warehouse employees, credit card processing, bank charges and utilities. While there may be some correlation between such items and the volume of sales, your relative discussion of SG&A fails to capture increases in SG&A that are not volume related such as salary and benefit increases for existing workforce and changes in non-warehouse employees, changes in other items of overhead, and fluctuations due to changes in energy prices. While your existing discussion of SG&A relative to sales is informative, we believe it would be more transparent to also discuss those items that do not exactly correlate with the volume of sales to the same extent as cost of sales. Please revise in future filings. With respect to your credit card processing and bank charges, please explain to us in detail your arrangement with American Express as it relates to the merchant discount fee structure. Please also advise whether Costco-issued AMEX cards that generate rewards are subject to the same merchant discount as non-proprietary cards and how the merchant discount is classified. Please also tell us how the cash-back feature of these cards are recognized, measured and classified in your financial statements.

Stock Repurchase Programs, page 49

4. We note your response to comment 6 of our letter dated January 22, 2014. In future filings, please revise your stock repurchase program accounting policy footnote on page 49 to indicate how you allocate the cost of the repurchased shares to APIC and retained earnings. In this regard, please disclose the method used, such as average cost or specific identification.   Refer to ASC 505-30-50-4 and ASC 235-10-50-3a.

    You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant